                                 Form 11-K

                                UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


[X]ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
   1934 (Fee Required)

                    For the fiscal year ended February 2, 2001

                                     OR

[  ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
      ACT OF 1934 (No Fee Required)

       For the transition period from        to


                            Commission file number  1-7898


A. Full Title of the Plan and the address of the Plan, if different from that of the issuer named below:

                               Lowe's Companies, Inc.
                               Employee Savings and Investment Plan

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                               Lowe's Companies, Inc.
                               1605 Curtis Bridge Road
                               Wilkesboro, NC  28697

                             Lowe's Companies, Inc.
                       Employee Savings and Investment Plan
                                  Form 11-K
                               February 2, 2001


                               Table of Contents


                                                                      Page No.

Part I   - Exhibit Index.....................................................2

Part II  - Financial Information

           Cover Page........................................................3

           Independent Auditors' Report......................................4

           Statements of Net Assets Available For Plan Benefits
           as of February 2, 2001 and January 28, 2000.......................5

           Statements of Changes in Net Assets Available for Benefits
           for the Years Ended February 2, 2001 and January 28, 2000.........6

           Notes to Financial Statements for the Years Ended
           February 2, 2001 and January 28, 2000..........................7-12

           Supplemental Schedules as of February 2, 2001

             Form 5500, Schedule H, Part IV, Line 4i, - Schedule
             of Assets Held for Investment Purposes at the End of
             the Plan Year..................................................13

             Form 5500, Schedule H, Part IV, Line 4j - Schedule
             of Reportable Transactions.....................................14

           Other Information................................................15

           Independent Auditors' Consent....................................16


Note: The supplemental schedules listed above have been included as required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Certain other supplemental schedules have been omitted because no events requiring such supplemental schedules to be filed occurred during the year ended February 2, 2001.

                            Lowe's Companies, Inc.
                     Employee Savings and Investment Plan


                               Exhibit Index

       Form 11-K for the Years Ended February 2, 2001 and January 28, 2000




Exhibit No.   Description of Exhibit                                  Page No.

    1.        Consent of Deloitte & Touche LLP, Independent Auditors.....16

______________________________________________________________________________

          LOWE'S COMPANIES, INC. EMPLOYEE SAVINGS AND INVESTMENT PLAN

         Financial Statements for the Years Ended February 2, 2001 and
          January 28, 2000, Supplemental Schedules for the Year Ended
               February 2, 2001 and Independent Auditors' Report


______________________________________________________________________________

INDEPENDENT AUDITORS' REPORT

To the Administrative Committee and Participants of the Lowe's Companies, Inc. Employee Savings and Investment Plan:

We have audited the accompanying statements of net assets available for benefits of Lowe's Companies, Inc. Employee Savings and Investment Plan
(the "Plan") as of February 2, 2001 and January 28, 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of February 2, 2001 and January 28, 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2001 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/S/  DELOITTE & TOUCHE LLP
     Charlotte, North Carolina
     July 20, 2001

LOWE'S COMPANIES, INC. EMPLOYEE SAVINGS AND INVESTMENT PLAN


STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
FEBRUARY 2, 2001 AND JANUARY 28,2000
______________________________________________________________________________

                                                   FEBRUARY 2,     JANUARY 28,
                                                  ____2001____    ____2000____
Assets
Investments (Notes 1,2,3,4 and 5):
  Investments at fair value                      $234,134,964    $181,004,368
  Investments at contract value                    85,596,649      72,070,831
    Total Investments                             319,731,613     253,075,199

Receivables:
  Employer's contribution                             506,343         246,727
  Participants contribution                         1,372,094         599,886
  Accrued interest and dividends                           -          372,655
    Total Receivables                               1,878,437       1,219,268

    Total Assets                                  321,610,050     254,294,467



Liabilities - Other payables                                -            (149)

Net assets available for benefits                $321,610,050    $254,294,318



See accompanying notes to financial statements.

LOWE'S COMPANIES, INC. EMPLOYEE SAVINGS AND INVESTMENT PLAN


STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED FEBRUARY 2, 2001 AND JANUARY 28, 2000

______________________________________________________________________________

                                                   FEBRUARY 2,     JANUARY 28,
                                                  _   2001        _   2000   _
Additions:
  Investment income:
    Net appreciation (depreciation) in fair
      value of investments (Notes 1 and 3)       $ 23,653,417    $(37,654,074)
    Interest                                        5,899,556       4,376,500
    Dividends                                       4,394,265       5,232,406
    Total                                          33,947,238     (28,045,168)

  Contributions (Note 1):
    Employer's                                     13,544,552      11,518,727
    Participants'                                  41,310,742      31,668,535
    Total                                          54,855,294      43,187,262

  Transfer from Eagle Hardware & Garden
    Retirement Savings Plan (Note 11)              20,821,172              -
  Transfers from the Employee Stock
    Ownership Plan (Note 9)                         1,301,476       3,840,050
    Total                                          22,122,648       3,840,050

      Total additions                             110,925,180      18,982,144

Deductions:
  Benefits paid to participants (Notes 1 and 6)   (43,606,348)    (45,658,302)
  Investment expenses                                  (3,100)        (51,039)

      Total deductions                            (43,609,448)    (45,709,341)

  Net increase (decrease)                          67,315,732     (26,727,197)

Net assets available for benefits:
      Beginning of year                           254,294,318     281,021,515
      End of year                                $321,610,050    $254,294,318
















See accompanying notes to financial statements.

LOWE'S COMPANIES, INC. EMPLOYEE SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED FEBRUARY 2, 2001 AND JANUARY 28, 2000

1.  DESCRIPTION OF THE PLAN

  The following description of the Lowe's Companies, Inc. Employee Savings and Investment Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

  General: The Plan, adopted effective February 1, 1984, is a defined contribution plan that provides for payroll deductions through which eligible employees of Lowe's Companies, Inc. and subsidiaries (the plan sponsor) may defer a specified amount of current income on a pre-tax basis and additionally provides for employer matching of a portion of the employee contribution.

  Eligibility: An employee becomes eligible for participation in the Plan as of the first day of the month coinciding with or next following the completion of one year of continuous employment. An employee who terminates service before qualifying and is subsequently rehired, becomes eligible to participate in the Plan on the first day of either February or August coinciding with or following the completion of at least 1,000 hours worked. Participation in the Plan does not begin until an employee becomes eligible and elects such participation. Employees covered by a collective bargaining agreement are not eligible to participate in the Plan unless specifically granted by their employment agreement. To date, no collective bargaining agreements have been effective for any employees of the plan sponsor.

  Contributions: Plan participants may contribute up to 10% of their base pay into the Plan. The minimum weekly contribution for full time participants is $5 per week and the minimum contribution for part time participants is $2.50 per week. The first $5 per week contributed is matched by the plan sponsor at the rate of 100% and participant contributions in excess of $5 and up to 6% are matched at a rate established by the plan sponsor's Board of Directors (25% for the years ended February 2, 2001 and January 28,
  2000). The Plan also accepts direct rollovers of a distribution paid by another qualified retirement plan.

  Participant Accounts: Each participant's account is credited with the participant's contribution, the Company's contribution, and with any investment fund earnings.

  Vesting:  All participants are 100% vested in the Plan at all times.

  Investment Options: The twelve investment funds to which participants may direct their contributions include one fixed income fund, three life style funds, two small-cap funds, two mid-cap funds, two large-cap funds, one international fund, and a Lowe's Companies Stock fund. Participants may transfer existing fund balances in any of these funds at any time via a telephone voice response unit or on an Internet web site. An election to redirect the investment of contributions is made effective for the next payroll. An election to change the investment of existing balances is effected over a two-day period following the date of the instructions. The balance in the fund from which assets are being transferred is "cashed out" on the first day, and the resulting cash is invested in the new fund on the second day. All matching contributions by the plan sponsor are invested in the employer fund, which consists of investment contracts, and are not directed by participants.

  Payment of Benefits: On termination of service for any reason, a participant receives a lump-sum amount equal to the value of the participant's vested interest in his or her account.

  The Plan allows for in-service withdrawals to participants under age 59-1/2 only in cases of financial hardship and such withdrawals must total at least $1,000 and be approved by the plan's record keeper or plan sponsor. Participants who have attained age 59-1/2 are entitled to a one time in-service withdrawal of all of their accumulated balances.

  Plan Year: The plan year coincides with the fiscal year of Lowe's Companies, Inc., which is the 52/53 - week period ending on the Friday closest to January 31 of each year.


2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Basis of Accounting: The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

  Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

  Investment Valuation and Income Recognition: Investments, other than the investment contracts, are stated at fair value. Guaranteed investment contracts are stated at contract value (See Note 5). Investments in common stocks are stated at fair value based upon closing sales prices reported on recognized securities exchanges on the prior business day. The mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan. Purchases and sales of securities are recorded on a trade-date basis. Interest and dividend income are recorded on the accrual basis.

  Payments of Benefits:  Benefits are recorded when paid.

  Administrative Expenses: All administrative expenses are paid by the plan sponsor.

3.  INVESTMENTS

  The following presents investments that represent 5 percent or more of the Plan's net assets.

                                                  February 2,      January 28,
                                                      2001             2000   _
 Met Life Insurance Company
  Annuity Contract #25066, variable rate,
  no maturity (Note 5)                            $ 22,122,161     $ 19,174,188
 Met Life Insurance Company
  Annuity Contract #13028, variable rate,
  no maturity (Note 5)                              63,474,487*      52,896,643*
 Fidelity Magellan Fund                             42,545,401       37,480,781
 Lowe's Companies, Inc. Common Stock
  2,915,780 and 2,796,962 shares respectively      156,985,595      124,639,289


* Nonparticipant-directed


  During Fiscal 2000 and 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value respectively as follows:


                                       2000_ ___           1999    _
            Mutual Funds           $ (1,817,471)       $ (1,115,890)
            Common Stock             25,470,888         (36,538,184)
                                   $ 23,653,417         (37,654,074)


4.  NONPARTICIPANT-DIRECTED INVESTMENTS

  Information about the net assets and the significant components of the changes in net assets relating to the non-participant directed investments is as follows:

                                               February 2,         January 28,
                                                  2000_ __            1999   _
         Net Assets:
           Annuity Contract (Note 5)          $ 63,980,830        $ 53,423,190


         Changes in Net Assets:
           Contributions                      $ 13,544,552        $ 11,518,727
           Income and dividends                  4,421,010           3,295,570
           Benefits paid to participants       (7,407,922)         (7,435,877)

                                              $ 10,557,640        $  7,378,420

5.  INVESTMENT CONTRACTS WITH INSURANCE COMPANIES

  The Plan has entered into two contracts with Metropolitan Life Insurance Company ("MetLife") which maintains the contributions in a general account. The accounts are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contracts are fully benefit responsive and therefore are included in the financial statements at contract value as reported to the Plan by MetLife. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.

  There are no reserves against contract value for credit risk of the contract issuer or otherwise. The contract rates on the employer fund ranged from 7.20% to 8.00% during the year ended February 2, 2001. At February 2, 2001, the rate was 8.00%. The crediting interest rate is based on a formula agreed upon with the issuer.


6.  PLAN TERMINATION

  While it has not expressed any intention to do so, the Company has reserved the right to terminate the Plan. In the event the Plan terminates, the net assets of the Plan will be allocated, as prescribed by the Employee Retirement Income Security Act of 1974 and regulations issued pursuant thereto, generally to provide each participant with his or her accumulated account balance at that date.


7.  RELATED PARTY TRANSACTIONS

  Certain Plan investments represent funds managed by State Street Bank. State Street is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services totaled $3,916 and $2,241 for the years ended February 2, 2001 and January 28, 2000, respectively.

  The Plan provides an investment option, which invests primarily in Lowe's Companies, Inc. ("Lowe's") common stock. As Lowe's is the Plan sponsor, these transactions qualify as party-in-interest.

8.  TAX STATUS

  The Internal Revenue Service has determined and informed the Company by a letter dated June 13, 1995, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the plan sponsor believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.


9.  DIVERSIFICATION TRANSFERS

  Diversification transfers from the Lowe's Companies Employee Stock Ownership Plan (ESOP) totaled $1,301,476 and $3,840,050 for the years ended February 2, 2001 and January 28, 2000, respectively. A member of the ESOP who has attained age 50 and completed at least ten years of active participation in the ESOP has the right to elect to have a portion of his or her Capital Accumulation transferred to the Employee Savings and Investment Plan (ESIP). An election to transfer must be made on the prescribed form and filed with the ESOP committee within the 90-day period immediately following the close of a Plan Year in the Election Period.


10.  OVERDRAFT TRANSFERS

  State Street Bank is authorized to transfer funds from the employer fund in order to avoid overdrafts, which occur when money needs to be transferred out according to participant investment elections. The transfers are invested in the State Street Bank Short-Term Fund. Any interest earned is transferred to the employer fund.


11.  PLAN MERGER

  After the close of business on January 29, 2000, Lowe's Companies, Inc. acquired Eagle Hardware & Garden, Inc. Effective January 29, 2000, Eagle Hardware & Garden terminated the Eagle Hardware & Garden Retirement Savings Plan (the Eagle Plan). Upon termination of the Eagle Plan, all of its participants were immediately fully vested in the benefits provided pursuant to the Eagle Plan, and the trustee of the Eagle Plan was directed to distribute the assets of the Eagle Plan to the eligible participants.

  Pursuant to the terms of the Plan, as amended, participants in the Eagle Plan who continued in the employ of Lowe's Companies, Inc. were provided the opportunity to transfer the distributions (including loans) from the Eagle Plan to the Plan. Distributions of $20,821,172 were transferred from the Eagle Plan to the Plan during the first five months of 2000. In addition, the Plan was amended to provide service credit for eligibility and vesting for Eagle Plan participants who subsequently became employees of Lowe's Companies, Inc., as of the date of acquisition.

12.  SUBSEQUENT EVENTS

  Effective August 3, 2001, the name of the Plan will be changed from the "Lowe's Companies, Inc. Employee Savings and Investment Plan" to the "Lowe's 401(k) Plan."

  Effective August 3, 2001, an employee will become eligible for participation in the Plan as of the first day of the period coinciding with or next following the date on which the employee completes 90 days of continuous service.

  Beginning on August 4, 2001, trust assets under the Plan attributed to a Participant's previously accumulated employer fund balance and future matching contributions will be invested in the investment funds available under the Plan by the Trustee as directed by Participants.

LOWE'S COMPANIES EMPLOYEE SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i -
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT THE END OF THE PLAN YEAR
FEBRUARY 2, 2001

 Identity of Issue    Description of     Shares/Par     Cost         Current
                       Investment          Value                       Value
*Lowes Companies Inc. Common Stock       2,915,780   $90,518,768  $156,985,595

*State Street Bank    Short Term           606,106       606,106       606,106
                      Investment-Money
                      Market Type Fund

 Metropolitan Life
 Insurance Company
 #25066               Annuity Contract  22,122,161    22,122,161    22,122,161

 Metropolitan Life
 Insurance Company
 #13028               Annuity Contract  63,474,487    63,474,487    63,474,487

 American Century
 World Mutual Fund    Mutual Fund          255,597     3,419,594     2,714,435

 American Century
 Cap Porfolios Inc.   Mutual Fund          120,156       717,787       783,417

 Fidelity Equity
 Income               Mutual Fund          279,068    14,326,725    15,061,314

 Fidelity Magellan    Mutual Fund          349,449    38,795,214    42,545,402

 Franklin Balance
 Sheet Investment     Mutual Fund           18,093       607,105       675,602

 MFS Series Trust     Mutual Fund          264,989     5,565,584     4,997,696

 Safeco               Mutual Fund          109,947     2,493,352     2,659,621

 Vanguard Life
 Conservative         Mutual Fund           74,471     1,153,564     1,114,092

 Vanguard Life
 Moderate             Mutual Fund          132,074     2,362,708     2,319,218

 Vanguard Life
 Growth               Mutual Fund          184,176     3,843,588     3,672,467

    TOTAL INVESTMENTS                               $250,006,743  $319,731,613

* Denotes permitted party-in-interest

LOWES COMPANIES EMPLOYEE SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS (UNAUDITED)
FEBRUARY 2, 2001

Series Transactions

                                                                                      Value of Asset
Description of Investment             Purchase Price  Selling Price  Cost of Asset  on Transaction Date     Gain
State Street Bank and Trust
      106 Purchases                    $70,587,398                    $70,587,398       $70,587,398

State Street Bank and Trust
      111 Sales                                        $69,984,931    $69,984,931       $69,984,931

Metropolitan Life Insurance Company
  #25066
      97 Purchases                     $12,831,573                    $12,831,573       $12,831,573

Metropolitan Life Insurance Company
  #25066
      41 Purchases                     $17,582,037                    $17,582,037       $17,582,037

Lowe's Companies, Inc., common stock
      167 Purchases                    $62,662,077                    $62,662,077       $62,662,077

Lowe's Companies, Inc., common stock
      201 Sales                                        $56,295,246    $49,473,743       $56,295,246    $6,821,503

Fidelity Magellan, mutual fund
      102 Purchases                    $16,135,275                    $16,135,275       $16,135,275

                               Signatures


   In accordance with the requirements of the Securities Exchange Act of 1934, the Registrant has caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                              Lowe's Companies, Inc.


August 2, 2001                             /s/    Kenneth W. Black, Jr.
     Date                                      Kenneth W. Black, Jr.
                                          Senior Vice President and Chief
                                                 Accounting Officer

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement Nos. 33-54497, 33-54499, 333-34631 and 333-36096 of Lowe's Companies, Inc. and
subsidiaries on Form S-8 of our report dated July 20, 2001, appearing in and incorporated by reference in this Annual Report on Form 11-K of Lowe's Companies, Inc. Employee Savings and Investment Plan for the year ended February 2, 2001.





/s/   DELOITTE & TOUCHE LLP

      Charlotte, North Carolina
      August 1, 2001